UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SILICON IMAGE, INC.

(Name of Subject Company)

SILICON IMAGE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82705T102

(CUSIP Number of Class of Securities)

Camillo Martino

Chief Executive Officer

Silicon Image, Inc.

1140 East Arques Avenue

Sunnyvale, California 94085

(408) 616-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David K. Michaels, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Silicon Image, Inc. (the “Company”), initially filed on February 9, 2015 (the “Initial Schedule 14D-9”). The Initial 14D-9 and this Amendment relate to the tender offer by Cayabyab Merger Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware corporation (“Parent”), to purchase all Shares that are issued and outstanding, at a price of $7.30 per Share in cash, without interest (the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) which were filed with the Initial Schedule 14D-9 and incorporated by reference as Exhibits (a)(1)(A) and (a)(1)(B) thereto, and are incorporated by reference herein.

Item 8.	Additional Information

1.	The section captioned “Antitrust Compliance” under Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph and replacing it in its entirety with the following:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer and the Merger expired at 11:59 P.M., New York City time, on February 24, 2015. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2015	SILICON IMAGE, INC.

	By:	/s/ Edward Lopez
Edward Lopez
Chief Legal and Administrative Officer